IMPERIAL CHEMICAL INDUSTRIES PLC: DIRECTORATE CHANGE

ICI has today announced that Charles F Knott, Chairman and Chief Executive of ICI flavours and fragrance business Quest International, will step down from the ICI Board of Directors with immediate effect following the sale of Quest to Givaudan SA., which was completed today.

Charles was named Chairman and Chief Executive Officer of Quest in 2003, and he has been an ICI Executive Director since 2004. Under his leadership Quest succeeded in restoring its sales and margins. During this period, Quest launched a number of innovative flavour products and fragrances based on its sophisticated technology platforms, its in-depth consumer understanding and its creativity, while at the same time steadily improving employee safety and health and its environmental performance.

ICI Chairman Peter Ellwood said, “Charles has done a superb job of returning Quest to financial health and reinforcing its place as one of the world’s leading flavours and fragrance businesses. On behalf of the Board, I’d like to thank him for his commitment, his hard work and his contribution to ICI over many years. We wish Charles and his family every success in the future.”